Contact

www.linkedin.com/in/sybil-hodgson-5201b247 (LinkedIn)

Top Skills

Policy Development

Process Improvement Projects

Strategic Planning

Sybil Hodgson

Primary care provider with experience and expertise in physician leadership and management of ambulatory practices

United States

Experience

Ella Es Health

Chief Medical Officer

January 2023 - Present (1 year 2 months)

MontefioreMMG

14 years 7 months

Chief of Clinical Services

March 2020 - Present (4 years)

Bronx, New York, United States

Responsible for all ambulatory clinical services within Montefiore Medical Group. This is a network of 150 employed physicians with about 600k completed visits per year. Direct management of Regional Medical Directors and Director of Nursing

Regional Medical Director

March 2012 - April 2020 (8 years 2 months)

Bronx, New York, United States

Direct clinical leadership of eight federal qualified health centers in the ambulatory network.

Medical Director

August 2009 - March 2012 (2 years 8 months)

Bronx, New York, United States

Clinical leadership of a Federally qualified health center

Education

New York Medical College

Medical Degree, Medicine · (2002 - 2006)

Xavier University of Louisiana

BS, Biology · (1998 - 2002)